Exhibit 15.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-212056 on Form S-8 of our report dated April 24, 2017, relating to the consolidated financial statements and financial statements schedule of Yirendai Ltd., its subsidiaries and variable interest entities, (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change of reporting currency from U.S. dollars to Renminbi and the translation of Renminbi amounts to U.S. dollar amounts for the convenience of the readers in the United States of America), appearing in this annual report on Form 20-F of Yirendai Ltd. for the year ended December 31, 2016.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP
Deloitte Touche Tohmatsu Certified Public Accountants LLP
Beijing, People’s Republic of China

April 24, 2017